Mercedes-Benz Auto Lease Trust 2013-A
Investor Report

Collection Period Ended   30-Sep-2014

Amounts in USD

Dates

Collection Period No.	18	
Collection Period (from... to)	1-Sep-2014	30-Sep-2014
Determination Date	10-Oct-2014	
Record Date	14-Oct-2014	
Payment Date	15-Oct-2014	
Interest Period of the Class A-1 Notes (from... to)	15-Sep-2014	15-Oct-2014 Actual/360 Days 30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Sep-2014	15-Oct-2014 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	478,850,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	796,000,000.00	91,562,339.15	0.00	91,562,339.15	115.028064	0.000000
Class A-3 Notes	590,000,000.00	590,000,000.00	560,650,490.58	29,349,509.42	49.744931	0.950255
Class A-4 Notes	154,350,000.00	154,350,000.00	154,350,000.00	0.00	0.000000	1.000000
Total Note Balance	**2,019,200,000.00**	**835,912,339.15**	**715,000,490.58**	**120,911,848.57**		

Overcollateralization	380,319,126.59	449,909,836.24	449,909,836.24	
Total Securitization Value	**2,399,519,126.59**	**1,285,822,175.39**	**1,164,910,326.82**	
present value of lease payments	880,763,921.95	224,026,798.55	198,609,578.28	
present value of Base Residual Value	1,518,755,204.64	1,061,795,376.84	966,300,748.54	

	Amount	Percentage
Initial Overcollateralization Amount	380,319,126.59	15.85%
Target Overcollateralization Amount	449,909,836.24	18.75%
Current Overcollateralization Amount	449,909,836.24	18.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.270000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.490000%	37,387.96	0.046970	91,599,727.11	115.075034
Class A-3 Notes	0.590000%	290,083.33	0.491667	29,639,592.75	50.236598
Class A-4 Notes	0.720000%	92,610.00	0.600000	92,610.00	0.600000
Total		**420,081.29**		**$121,331,929.86**	

Amounts in USD

Available Funds		**Distributions**	
Lease Payments Received	26,252,203.52	(1) Total Servicing Fee	1,071,518.48
Net Sales Proceeds-early terminations (including Defaulted Leases)	53,706,594.68	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	43,066,468.88	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Excess wear and tear included in Net Sales Proceeds	37,515.09	(3) Interest Distributable Amount Class A Notes	420,081.29
Excess mileage included in Net Sales Proceeds	579,913.20	(4) Priority Principal Distribution Amount	0.00
Subtotal	123,025,267.08	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Repurchase Payments	0.00	(6) Regular Principal Distribution Amount	120,911,848.57
Advances made by the Servicer	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	963.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	123,026,230.08	(9) Excess Collections to Certificateholders	622,781.74
Reserve Account Draw Amount	0.00	**Total Distribution**	**123,026,230.08**
Total Available Funds	**123,026,230.08**		

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,071,518.48	1,071,518.48	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	420,081.29	420,081.29	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	37,387.96	37,387.96	0.00
thereof on Class A-3 Notes	290,083.33	290,083.33	0.00
thereof on Class A-4 Notes	92,610.00	92,610.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	420,081.29	420,081.29	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	120,911,848.57	120,911,848.57	0.00
Principal Distribution Amount	120,911,848.57	120,911,848.57	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	11,997,595.63

Reserve Fund Amount - Beginning Balance	11,997,595.63
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	98.62
minus Net Investment Earnings	98.62
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	11,997,595.63

Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	98.62
Net Investment Earnings on the Exchange Note	
Collection Account	864.38
Investment Earnings for the Collection Period	963.00

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	2,399,519,126.59	57,098
Securitization Value beginning of Collection Period	1,285,822,175.39	37,934
Principal portion of lease payments	18,838,383.05	
Terminations- Early	50,369,935.35	
Terminations- Scheduled	40,289,820.16	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	11,413,710.01	
Securitization Value end of Collection Period	1,164,910,326.82	34,735

Pool Factor	48.55%

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.34%	6.33%
Weighted Average Remaining Term (months)	25.13	10.05
Weighted Average Seasoning (months)	9.42	26.94
Aggregate Base Residual Value	1,721,197,534.44	1,013,070,465.47
Cumulative Turn-in Ratio		88.14%
Proportion of base prepayment assumption realized life to date		80.84%
Actual lifetime prepayment speed		0.65%

Amounts in USD

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,160,232,559.87	34,596	99.60%
31-60 Days Delinquent	3,169,594.80	96	0.27%
61-90 Days Delinquent	1,115,663.15	32	0.10%
91-120 Days Delinquent	392,509.00	11	0.03%
Total	1,164,910,326.82	34,735	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Credit Loss	Current
Securitization Value of Defaulted Leases BOP	1,197,904.51
Less Liquidation Proceeds	915,191.25
Less Recoveries	584,737.60
Current Net Credit Loss / (Gain)	(302,024.34)
Cumulative Net Credit Loss / (Gain)	1,334,553.68
Cumulative Net Credit Loss / (Gain) as % of Cutoff Date	
Securitization Value	0.056%

Residual Loss	Current
Securitization Value of Liquidated Leases BOP	100,875,561.01
Less sales proceeds and other payments received during	
Collection Period	96,167,332.16
Current Residual Loss / (Gain)	4,708,228.85
Cumulative Residual Loss / (Gain)	(9,967,186.74)
Cumulative Residual Loss / (Gain) as % of Cut-off Date	
Securitization Value	(0.415%)